

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 14, 2009

Via Facsimile (212.455.2502) and U.S. Mail

Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

> **Re:** **Hearst-Argyle Television, Inc.**
> **Schedule 14D-9**
> **Filed on May 4, 2009**
> **File No. 005-45627**

Dear Mr. Rodgers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the Schedule 14D-9.

General

1. Note that only persons or entities that are both Schedule 13E-3 filers and bidders on the Schedule TO may file jointly. As such, it appears the Schedule TO filed on May 4, 2009 by the Hearst entities listed on the cover of the Schedule may not include Hearst Argyle as a filing person, and Hearst-Argyle should file its own separate Schedule 13E-3. The Schedule 13E-3 may incorporate by reference to information appearing in other SEC filings, including the Offer to Purchase and this Schedule 14D-9.

2.   Describe the alternatives considered by the Company. Refer to Item 1013(b) of
        Regulation M-A.

3.   Include a description of the effects of the Rule 13e-3 transaction on the Company,
        its affiliates and unaffiliated security holders, including the federal tax
        consequences. The disclosure must include a reasonably detailed description of
        both the benefits and detriments of the transaction to the Company, its affiliates
        and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The
        benefits and detriments of the transaction must be quantified to the extent
        practicable.

The Solicitation or Recommendation, page 8

4.   The filing discloses that the Special Committee, and not the board of directors,
        concluded that the Offer is fair to stockholders of the Company, other than Hearst
        and its affiliates. Note that Item 1014(a) of Regulation M-A requires that the
        Company provide a fairness determination as to unaffiliated security holders.
        Please revise to provide the disclosure required by Item 1014 of Regulation M-A
        or provide support, including legal analysis, as well as an opinion of qualified
        counsel, as to why the Special Committee has the authority to act on behalf of the
        Company in this regard.

5.   We note your disclosure that the Special Committee determined that the Offer is
        fair to "the stockholders of the Company, other than Hearst and its affiliates."
        Please revise here and throughout the filing to expressly disclose whether the
        Company reasonably believes that the Offer is substantively and procedurally fair
        to *unaffiliated* security holders.

6.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014
        of Regulation M-A are generally relevant to the fairness determination and should
        be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange
        Act Release No. 34-17719 (April 13, 1981). We note that the discussion on pages
        13 through 15 does not appear to include a discussion on Item 1014(d) and (e) or
        clause (iv) of Instruction 2 to Item 1014. If the board did not consider one or
        more of these factors, state that and explain in detail why the factor(s) were not
        deemed material or relevant.

7.   Note that if the board will base its fairness determination on the analysis of factors
        undertaken by others (e.g., the special committee or the financial advisor), the
        board must expressly adopt this analysis and discussion as its own in order to
        satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer
        to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
        1981). In this respect, please consider disclosing in this section whether the
        board of directors expressly adopted (i) the special committee's discussion and
        analyses of the factors disclosed under the heading "Reasons for the Position"

found on pages 13 through 15 and (ii) Morgan Stanley's discussion found on pages 16 through 21. Note however, that to the extent the board did not adopt another person's discussion and analysis or the Special Committee's or Morgan Stanley's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Reasons for the Position, page 13

8. The disclosure in the last paragraph on page 13 indicates that the Morgan Stanley materials dated April 21, 2009 were updated as of May 3, 2009. However, we have not located any updates to the April 21, 2009 presentation materials filed as an exhibit to the Schedule TO/13E-3 filed by Hearst. Please revise or advise.

Projections Prepared by Certain Members of Management of the Company, page 15

9. Briefly describe the material assumptions and limitations underlying the base case and sensitivity case projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.

Please amend the filing in response to these comments and file a separate Schedule 13E-3 as to Hearst. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures the Company has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions